FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –.....................

        Attached to the Registrant’s Form 6-K for the month of September 2004 and incorporated by reference herein is the Registrant’s immediate report dated September 14, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: September 14, 2004

The LBS Group, part of the Sparkassen-Finanzgruppe,
First to Go Into Production with BluePhoenix™ AppBuilder OpenCOBOL
LBS Improved Their Back Office Performance and Reduced Mainframe Usage Costs

FRANKFURT, Germany and HERZLIA, Israel – September 14, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that LBS Group, part of Sparkassen-Finanzgruppe, the largest group of savings banks in Germany, successfully went into production with a new version of their LBS-NEU Back Office System based on BluePhoenix™ AppBuilder OpenCOBOL.

LBS IT, the IT organization of the LBS Group, has been working with BluePhoenix™ AppBuilder as their development environment for over ten years. They decided to move to AppBuilder OpenCOBOL in order to improve back-office performance and reduce the mainframe usage costs. After a detailed analysis and preparation phase, LBS IT performed the migration project over a 7-month period with BluePhoenix support.

AppBuilder OpenCOBOL is a new COBOL generator for BluePhoenix™ AppBuilder.It produces readable maintainable COBOL code with no runtime so that clients receive the benefits of a 4GL, such as lower maintenance costs and common environments, without the risk of being locked-in to a proprietary language.

The migrated system was introduced into production simultaneously at five banks and will be used directly by nearly 2,500 users and indirectly by nearly 10,000 users. These banks have approximately 5 million customers, 12 million accounts and 6.5 million contracts. Only a few days after going into production, figures show that performance is about 10% better and CPU usage is down 20%. Performance will be further tuned over the next few weeks so that these statistics will improve even more.

“We decided to migrate the LBS-NEU Back Office System to OpenCOBOL in order to become independent of the AppBuilder runtime on the mainframe, improve development and testing, improve performance and reduce mainframe costs.” said Joachim Binder, Managing Director of LBS IT. “We are happy to say we have achieved all of our main objectives for this project and that we have now smoothly moved into production mode.”

“We always enjoy the opportunity to work with the LBS Group. Their exceptional IT team is always eager to move to more advanced development solutions,” added Reinhard Wetzel, vice president of Central Europe at BluePhoenix Solutions. “AppBuilder OpenCOBOL has provided our long time clients such as the LBS Group with a way to retain all the benefits of a 4GL without the risks associated with a proprietary language. It also enables our customers to improve the flexibility of their IT systems so that they can more easily move to another back-end system such as UNIX or Windows.”

About LBS IT
LBS IT is the IT organisation of the LBS Group, part of the Sparkassen-Finanzgruppe, the largest group of savings banks in Germany. The objective of LBS IT Informations-Technologie GmbH & Co. KG is the realization of IT solutions jointly used within the LBS Group. The Group is focused on achieving more synergy effects by cooperating at the area of support and further development of so called “Bausparkassensoftware”. The basis are the two back office systems LBS-Online and LBS-NEU. For the front office LBS IT supports the banks with integrated solutions for the sales channels and partners.

About BluePhoenix™ AppBuilder
BluePhoenix™ AppBuilder is a development environment that provides the application infrastructure for dozens of enterprises worldwide, running millions of key business transactions daily. It is used by companies to build, deploy and maintain large-scale custom-built business applications without being dependent on a particular technology. AppBuilder allows companies to reuse critical business components, thus realizing a long-term investment on both new and existing applications. It also enables developers to focus on the application’s business processes rather than on its deployment by generating code needed to run any technology – COBOL to HTML, Java to XML.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel and Australia. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.
For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tamar Belkin
Director of Marketing
BluePhoenix Solutions
(919) 319-2270
tbelkin@bphx.com